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SEC Mail Process

MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 5th Avenue, Suite 3300
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Louch 206-832-1521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Bertsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley Investments, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ERIC LINVILLE
Notary Public
State of Washington
Commission # 173764
My Comm. Expires Sep 8, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
E. K. Riley Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition E. K. Riley Investments, LLC (the Company) as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I. In forming our opinion on the information in Schedules I we evaluated whether the information in Schedules I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
February 26, 2020

We have served as the Company's auditor since 2007.

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	296,280
Receivable from clearing organization		2,292,318
Notes receivable, net of allowance for bad debts		190,632
Other receivables		137,403
Securities owned, at fair value		4,625,026
Prepaid expenses		196,767
Deposits with clearing organization and others		111,455
Property and equipment, net		283,589
Operating lease right-of-use asset		1,029,897
	$	9,163,367

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to clearing organization	$	3,590,471
Securities sold, not yet purchased, at fair value		1,164,277
Accounts payable and accrued liabilities		1,567,533
Operating lease liability		1,029,897
		7,352,178
COMMITMENTS (Note 5)		
MEMBER'S EQUITY		1,811,189
	$	9,163,367

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES		
Commissions	$	6,689,511
Net gains from trading securities		1,314,178
Advisory fees		6,946,086
Money market fees		617,179
Interest and dividends		177,215
Other revenue		478,881
		16,223,050
EXPENSES		
Commission expense		10,217,556
Employee compensation and benefits		2,562,942
Brokerage, exchange and clearance fees		1,295,449
Communications and data processing		371,922
Occupancy		737,755
Professional fees		262,794
Research		136,060
Regulatory fees		144,379
State and city taxes		140,897
Other expenses		735,993
		16,605,747
NET LOSS	$	(382,697)

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

BALANCE, December 31, 2018	$ 2,302,709
Stock-based compensation	(55,589)
Contributions	211,766
Distributions	(265,000)
Net loss	(382,697)
BALANCE, December 31, 2019	$ 1,811,189

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (382,697)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	159,347
Compensation related to stock options	(55,589)
Compensation expense related to notes receivable	76,245
Changes in assets and liabilities:	
Receivable from and payable to clearing organization, net	(372,969)
Other receivables	(39,268)
Securities owned, at fair value	3,516,648
Prepaid expenses	(33,235)
Deposits with clearing organization and others	(4,831)
Securities sold, not yet purchased, at fair value	(2,590,783)
Accounts payable and accrued liabilities	(130,215)
Net cash provided by operating activities	142,654
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(16,809)
Proceeds from notes receivable	67,767
Net cash used in investing activities	50,958
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from member	211,766
Distribution to member	(265,000)
	(53,234)
NET DECREASE IN CASH AND CASH EQUIVALENTS	140,378
CASH	
Beginning of year	155,902
End of year	$ 296,280
SUPPLEMENTAL DISLOSURE OF NONCASH INFORMATION	
Right-of-use asset obtained in exchange of lease liability	$ 1,716,495

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a full service brokerage firm and registered investment advisor with offices in Washington, Oregon, Idaho, Montana, California, Indiana, Ohio, New Mexico, Utah, North Carolina, and South Carolina; however, its customers are throughout the United States. The Company claims an exemption from the reserve requirements under Rule 15c3-3(k)(2)(ii) and also operates under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Accounts Receivable - Accounts receivable, including amounts due from the clearing organization and the Company's employees and customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Notes Receivable - Notes receivable consist of unsecured loans to Company employees. The notes do not earn interest as long as the employee is employed with the Company. In the event an employee becomes no longer employed by the Company, the notes will bear an interest rate consistent with market rates at time of issuance. These notes are repaid over a term of three to six years. Repayment is made with the employees' bonus compensation. As of December 31, 2019, loans in the amount of $106,567 were past due. During 2019, an allowance for bad debt was recorded in the amount of $22,000.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2019 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2019. A portion of the Company's cash and investments are held as collateral against these obligations.

The Company records securities owned and securities sold, not yet purchased in accordance with the Fair Value Measurements' topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

In determining fair value, the Company uses various valuation approaches. Generally accepted accounting principles (GAAP) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of government bonds and municipal bonds are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include observable inputs such as benchmark curves and trade reports. These securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and residential mortgage backed securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds and residential mortgage backed securities are generally categorized in Level 2 of the fair value hierarchy.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. Changes in the fair value of these securities are reflected currently in the results of operations for the year.

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities.

Stock Compensation – The Company's Parent grants incentive stock options and nonqualified stock options to the Company's employees under the Parent's 2011 Stock Plan (the plan). Stock options are granted with an exercise price equal to the book value of the Parent's stock on the day of the grant and are granted with an exercise price equal to the book value of the Parent's stock on the day of the grant and are fully vested at the grant date. The Company's Parent also grants restricted shares of common stock to the Company's employees under the Plan. Restricted stock grants are granted at a price equal to the book value of the Parent's stock on the day of the grant and vest, generally, over a three to five year period and upon certain defined events any unvested amounts become fully vested. The Parent has set up its shareholder agreement so that the transferability of shares is limited. Because this agreement contains a repurchase feature that makes it probable the Parent would prevent the holder of the option from bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the share is issued, stock-based awards under the Plan are classified as a liability of the Parent.

The repurchase feature is not a right or a direct or indirect obligation of the Company, and no liability is recorded by the Company in connection with share-based payments granted to employees of the Company within the scope of the Plan.

Increases or decreases to compensation expense are recorded by the Company at an amount equal to the change in the measurement of the liability by the Parent in connection with stock-based payments granted to employees of the Company within the scope of the Plan and over the vesting period, if any. Any amount not paid by the Company to the Parent in exchange for the award is recorded as a contribution to member's equity in the separate financial statements of the Company.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Security Transactions and Revenue Recognition - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage based on contracts with a customer or principal trading activities. Principal security transactions and related revenue and receivables are recorded on a trade date basis. Money market fees are received from First Clearing bank sweep revenue sharing programs and based on customer balances in certain money market funds. Interest and dividend income are recognized during the period earned. Changes in the value of securities held are reflected in the results of operations.

Significant Judgments: Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions: Clients of the Company buy and sell securities in their accounts. A commission is charged to the client for every buy and sell transaction. Commissions from securities transactions are recognized on a trade date basis. The Company believes the performance obligation is satisfied on trade date because that is when the trade is cleared and the securities are received or delivered to or from the contra party and thus transferring ownership.

Mutual Fund Commissions and 12b1 Fees: The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive a distribution fees (Commissions and 12b1 fees) paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of funds to investors and as such this is fulfilled on the trade date. Distribution 12b1 fees are fees that funds charge the investors to cover marketing and service fees. The investors are charged the 12b1 fees monthly and the fees are paid to brokers and agents for marketing, servicing, and retaining the funds. Distribution 12b1 fees are recognized in the current period due to the performance obligations being met in the current period.

The following table presents commission revenue by major source for the year ended December 31, 2019:

Distribution Commission		
Equity Commission	$	2,888,359
Fixed Income Commission		521,960
Mutual Fund Commission		1,271,678
Mutual Fund 12B-1 Fees		1,833,851
Annuity & Insurance		173,663
	$	6,689,511

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Investment Advisory Fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Use of Estimates - In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Right-of-Use Assets and Lease Liabilities - ASU 2016-02 - In February 2016, the FASB issued ASU 2016-02, Leases. This ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the balance sheet. The Company adopted the new accounting standard ASU 2016-02 on January 1, 2019. The Company recognized right-of-use assets and lease liabilities for its operating leases. On January 1, 2019, the Company recognized a right-of-use asset of $1,716,495 and a corresponding lease liability of $1,716,495 related the sole operating lease held by the Company as the date of adoption. For the year ending December 31, 2019, the adoption of ASU 2018-02 did not have an impact on net income.

The following table presents the right-of-use asset for the year ended December 31, 2019:

Right-of-Use Assets

Beginning Balance 1-1-2019	$	1,716,495
Net Lease Reduction		(686,598)
	$	1,029,897

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Subsequent Events - Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. The Company has evaluated subsequent events through February 21, 2020, which is the date the financial statements were available to be issued.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC (clearing organization) on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company indemnifies the clearing organization against specified losses in connection with their acting as an agent of, or providing services to, the Company. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing organization in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2019:

Computer software	$ 262,105
Computers and equipment	932,854
Furniture and fixtures	230,918
Leasehold improvements	794,792
	2,220,668
Less accumulated depreciation and amortization	1,937,079
	$ 283,589

Note 4 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2019
ASSETS				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 223,447	$ -	$ 223,447
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	1,409	-	1,409
Corporate debt securities	-	2,386,760	-	2,386,760
Debt securities issued by states of the United States and political subdivisions of the states	-	2,013,410	-	2,013,410
Securities owned	$ -	$ 4,625,026	$ -	$ 4,625,026
LIABILITIES				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (913,106)	$ -	$ (913,106)
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	-	-	-
Corporate debt securities	-	(251,171)	-	(251,171)
Debt securities issued by states of the United States and political subdivisions of the states	-	-	-	-
Securities sold, not yet purchased	$ -	$ (1,164,277)	$ -	$ (1,164,277)

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in 2021. On January 1, 2019, the Company recognized a right-of-use asset of $1,716,495 and a corresponding lease liability of $1,716,495 and a corresponding lease liability of $1,716,495 related the sole operating lease held by the Company. The Company does not have any other operating or financing leases outstanding at December 31, 2019.

The Company is subleasing several offices from its Seattle headquarters. The contracts are for one year and have renewal options.

Note 5 - Commitments (Continued)

Future minimum payments under these agreements are as follows:

Fiscal Year Ending	Lease Payments	Sublease Income	Net Lease Payment
2019	$ 763,740	$ 302,847	$ 460,893
2020	763,740	-	763,740
2021	381,870	-	381,870
	$ 1,909,350	$ 302,847	$ 1,606,503

Rental expense amounted to $686,598 for 2019.

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, LLC, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. Either party may terminate the Agreement upon 30 days' written notice.

Securities Owned - The Company is subject to margin requirements with the clearing organization and securities sold, not yet purchased, and the payable to clearing organization are offset by securities owned.

Commitments and Contingencies - The Company maintains its cash balance in a financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in its account and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced losses from the clearing organization and believes it is not exposed to a significant risk of loss.

From time to time the Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company.

Note 6 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company may make a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation. The Company did not contribute to this plan for the year ended December 31, 2019.

Note 7 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $100,000 for the year ended December 31, 2019.

The following table shows information about net capital and aggregate indebtedness as of December 31, 2019:

Net capital	$	867,015
Excess net capital	$	753,865
Ratio of aggregate indebtedness to net capital		196%

SUPPLEMENTAL INFORMATION

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL		
Total member's equity qualified for net capital		$ 1,811,189
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables	$ 27,238	
Property and equipment	167,875	
Other assets	393,845	
		588,958
Haircuts on securities:		
Trading and investment securities		355,216
Net capital		$ 867,015
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 7,352,178
Less: nonaggregate indebtedness liabilities		5,654,923
Aggregate indebtedness		$ 1,697,255
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement, aggregate indebtedness method		$ 113,150
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 100,000
EXCESS NET CAPITAL		$ 753,865
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		196%

Note: There are no material differences between the preceding computation and the Company's corresponding part II of Form X-17A-5 as of December 31, 2019.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
E. K. Riley Investments, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) E. K. Riley Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which E. K. Riley Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) E. K. Riley Investments, LLC stated that E. K. Riley Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E. K. Riley Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E. K. Riley Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Seattle, Washington
February 26, 2020

MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

E.K. Riley Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

E.K. Riley Investments, LLC

I, Brian Bertsch, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President

Date: February 26, 2020